Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Parsec Capital Acquisitions Corp Amendment No. 3 to Form S-1 (No. 333-257766) of our report dated April 20, 2021, except the third paragraph of Note 8, as to which the date is September 23, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Parsec Capital Acquisitions Corp as of March 12, 2021 and for the period from February 11, 2021 (inception) through March 12, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 23, 2021